Exhibit 99.1

Nevada Geothermal Power Inc.
Suite 900, 409 Granville Street
Vancouver, BC

CHANGE OF AUDITOR NOTICE

Nevada Geothermal Power Inc. (the “Company”), advises that Morgan & Co., Chartered Accountants have resigned as auditor of the Company, effective March 9th, 2009, at the request of management of the Company. Further, the Company has appointed Deloitte & Touche LLC, Chartered Accountants, of Vancouver BC as the successor auditor.

The resignation of the former auditor and the appointment of the successor auditor have been approved by the audit committee of the Company and the directors of the Company.

There were no reservations in the former auditor’s reports for the two most recently-completed fiscal years or for any period subsequent to the most recently-completed period for which an audit report was issued and preceding the date of the former auditor’s resignation.

There were no reportable events between the Company and the former auditor or between the Company and the successor, except that prior to March 9th, 2009, the Company conferred with the successor auditor on accounting for the Company’s debt instruments. The successor auditor provided accounting literature that may be relevant to the Company’s consideration on this matter. No written advice was provided by the successor auditor to the Company. The Company did not confer with the former auditor on this matter.

Nevada Geothermal Power Inc.

Per:	“Signed”
Brian Fairbank, President and CEO